UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 13, 2020

INGERSOLL-RAND U.S. HOLDCO, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	000-56134	84-3067702
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800-E Beaty Street
Davidson, North Carolina 28036
 (Address of principal executive offices, including zip code)
(704) 655-4000
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

This Current Report on Form 8-K is being filed to disclose certain additional information and update certain information with respect to the proxy statement/prospectus filed by Gardner Denver Holdings, Inc. (“Gardner Denver”) with the Securities and Exchange Commission (“SEC”) on January 16, 2020 and which is included as an information statement with the Form 10 filed by Ingersoll Rand U.S. Holdco, Inc. (“Ingersoll Rand Industrial”) with the SEC on January 15, 2020 (such proxy statement/prospectus and information statement, the “Proxy Statement/Prospectus-Information Statement”).

The following information supplements the Proxy Statement/Prospectus-Information Statement and should be read in conjunction with the Proxy Statement/Prospectus-Information Statement, which should be read in its entirety.  To the extent that information herein differs from or updates information contained in the Proxy Statement/Prospectus-Information Statement, the information contained herein supersedes the information contained in the Proxy Statement/Prospectus-Information Statement. The information contained in this supplement is incorporated by reference into the Proxy Statement/Prospectus-Information Statement. All page references in the information below are to pages in the Proxy Statement/Prospectus-Information Statement, and terms used below have the meanings set forth in the Proxy Statement/Prospectus-Information Statement, unless otherwise defined below.

Supplemental Disclosures in Connection with Transaction Litigation

Following the filing of Gardner Denver’s Proxy Statement/Prospectus-Information Statement, a purported class action lawsuit was filed on January 30, 2020 in the United States District Court for the District of Delaware, captioned Kent v. Gardner Denver Holdings, Inc., et al., No. 1:20-cv-00145 (the “Kent Action”), and a second lawsuit was filed on February 6, 2020 in the United States District Court for the Southern District of New York, captioned Rubin v. Gardner Denver Holdings, Inc., et al., No. 1:20-cv-01044 (the “Rubin Action”) (collectively, the “Actions”). The Actions generally allege material omissions in the Proxy Statement/Prospectus-Information Statement regarding the financial projections, the fairness opinion analyses, and potential conflicts of interest of certain financial advisors. The Actions both name Gardner Denver and the individual members of the Gardner Denver board of directors as defendants. The Kent Action also names as defendants Ingersoll-Rand plc, Ingersoll Rand Industrial and Charm Merger Sub Inc.

Ingersoll Rand Industrial believes that the allegations in the Actions are without merit and that no further disclosure is required to supplement the Proxy Statement/Prospectus-Information Statement under applicable law; however, to eliminate the burden, expense and uncertainties inherent in such litigation, and without admitting liability or wrongdoing, Ingersoll Rand Industrial is providing certain supplemental disclosures to the Proxy Statement/Prospectus-Information Statement as set forth below. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. The defendants have vigorously denied, and continue vigorously to deny, that they have committed any violation of law or engaged in any of the wrongful acts that were alleged in the Actions. Plaintiffs have agreed to voluntarily dismiss the Actions.

Supplemental Disclosures in Connection with the Amended and Restated 2017 Equity Plan

In order to ensure that such plan is fully aligned with the requirements under the ISS stock plan guidelines for the payment of dividends and dividend equivalent rights on stock awards, on February 12, 2020, Gardner Denver’s board of directors (the “Board”) approved a further amendment and restatement of the Amended and Restated 2017 Equity Plan, in order to prohibit dividend equivalents for options and stock appreciation rights and to provide that, for all other types of awards that may be granted thereunder, dividends or dividend equivalents may only be paid when the award vests (consistent with what the Amended and Restated 2017 Equity Plan, as set forth in Annex D of the Proxy Statement/Prospectus-Information Statement, previously provided for with respect to the payment of dividend equivalents on restricted stock unit awards and dividends on performance vesting restricted stock).  A copy of the Amended and Restated 2017 Equity Plan, marked to show the changes approved by the Board on February 12, 2020, is attached hereto as Exhibit 99.1.

Supplemental Disclosures with respect to the Proxy Statement/Prospectus-Information Statement

Ingersoll Rand Industrial wishes to voluntarily update the illustrative calculation of the merger consideration set forth on page 57-58 of the Proxy Statement/Prospectus-Information Statement as set forth below.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT

Supplemental Disclosures in Connection with Transaction Litigation

Certain Financial Projections

The following paragraph on page 74 is hereby amended by adding the following bolded and underlined text:

Gardner Denver Adjustments to Ingersoll Rand Financial Projections

For purposes of Baird’s financial analysis of the exchange ratio provided for in the merger pursuant to the Merger Agreement, which was reviewed with Gardner Denver’s board of directors, Gardner Denver management calculated (i) Unlevered Free Cash Flows of the Ingersoll Rand Industrial Business projected for the years ended December 31, 2019 through 2023 of approximately $530 million, $623 million, $728 million, $745 million and $759 million, respectively, and (ii) Adjusted EBITDA of the Ingersoll Rand Industrial Business by including certain asbestos legal costs and headquarters costs that were not included in the calculation of Adjusted EBITDA described above. The inclusion of these costs resulted in projected Adjusted EBITDA of $713 million for 2019, $855 million for 2020, $964 million for 2021, $983 million for 2022 and $1,003 million for 2023.

Opinion of Baird

The second full sentence of the second full paragraph on page 77 is hereby amended by adding the following bolded and underlined text:

Baird calculated the implied enterprise value of Gardner Denver to be $7,343 million by adding Gardner Denver’s debt of $1,672 million and tax-affected other post employment liabilities (which are referred to as OPEB liabilities for purposes of this section) of $75 million to and subtracting Gardner Denver’s cash of $221 million from the implied equity value of Gardner Denver’s fully diluted outstanding common stock.

The third full sentence of the third full paragraph on page 77 is hereby amended by adding the following bolded and underlined text:

The group of selected publicly traded companies reviewed and corresponding EV to Adjusted EBITDA and EV to Adjusted EBIT multiples for each of 2018 and projected 2019 is listed below.

The following table is inserted on page 77, immediately after the third full sentence (as amended) of the third full paragraph on page 77:

	Valuation Mutiples
	EV/Adjusted EBITDA				EV/Adjusted EBIT
Company Name	CY 2018		CY 2019P		CY 2018		CY 2019P
Atlas Copco AB	13.5	x	14.4	x	15.6	x	16.9	x
Flowserve Corporation	16.3		13.5		21.5		16.9
Graco Inc.	19.1		18.2		21.2		20.3
IDEX Corporation	18.9		18.1		21.5		20.4
Nordson Corporation	16.9		15.0		20.9		17.8
Polaris Industries Inc.	11.3		9.9		16.1		14.8
Snap-on Incorporated	10.2		10.0		11.2		10.9
Stanley Black & Decker, Inc.	12.5		11.6		16.2		13.8
Cumulative Mean	14.3	x	13.4	x	17.3	x	15.9	x
Cumulative Median	14.9	x	13.9	x	18.5	x	16.9	x

The first sentence of the second full paragraph on page 80 is hereby amended by adding the following bolded and underlined text:

Ingersoll Rand Industrial Business Discounted Cash Flow Analysis

In order to assess the relative public market valuation of the Ingersoll Rand Industrial Business, Baird performed a discounted cash flow analysis utilizing the Ingersoll Rand Industrial Business’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital) from 2019 to 2023, as provided by Gardner Denver management based on the Ingersoll Rand Financial Projections.

The second full paragraph on page 80 is hereby amended by inserting the following sentence in bolded and underlined as the new third sentence of such paragraph:

In this analysis, Baird calculated the present values of the unlevered free cash flows from 2019 to 2023 by discounting these amounts at rates ranging from 10.5% to 12.5%.  Baird calculated the estimated weighted cost of capital for the Ingersoll Rand Industrial Business by using the Capital Asset Pricing Model and the beta based on the selected publicly traded companies used in the Ingersoll Rand Industrial Business selected publicly traded company analysis.

The current third sentence of the second full paragraph on page 80 is hereby amended by adding the following bolded and underlined text:

Baird calculated the present values of the free cash flows beyond 2023 by assuming terminal values ranging from 10.0x to 12.0x year 2023 EBITDA of approximately $1,003 million.

The current fourth sentence of the second full paragraph on page 80 is hereby amended by adding the following bolded and underlined text:

The summation of the present values of the unlevered free cash flows, excluding the Expected Synergies (as set forth below in the Implied Merger Exchange Ratio Analyses), and the present values of the terminal values implied enterprise values ranging from $7,926.0 million to $9,794.6 million.

The first sentence of the last full paragraph on page 81 is hereby amended by deleting the following strikethrough text and adding the following bolded and underlined text:

Gardner Denver Discounted Cash Flow Analysis. Baird performed a discounted cash flow analysis utilizing Gardner Denver’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital) from 2019 to 2023, as provided by Gardner Denver’s senior management in the ~~Forecasts~~ Gardner Denver Financial Projections.

The last full paragraph on page 81 is hereby amended by adding the  following sentence in bolded and underlined text:

In this analysis, Baird calculated the present values of the unlevered free cash flows from 2019 to 2023 by discounting these amounts at rates ranging from 10.5% to 12.5%.  Baird calculated the estimated weighted cost of capital for Gardner Denver by using the Capital Asset Pricing Model and the beta based on the selected publicly traded companies used in the Gardner Denver selected publicly traded company analysis.

The current third sentence of the last full paragraph on page 81 in hereby amended by adding the following bolded and underlined text:

Baird calculated the present values of the free cash flows beyond 2023 by assuming terminal values ranging from 10.0x to 12.0x year 2023 EBITDA of approximately $814 million.

The first sentence of the first full paragraph on page 84 is hereby amended by deleting the following strikethrough text and adding the following bolded and underlined text:

Additional Information about Baird and Its Engagement

Pursuant to its engagement, Baird will receive a transaction fee of approximately $5 million for its services, ~~a significant portion~~ $2 million of which is contingent upon the consummation of the merger.  Pursuant to this engagement letter, Gardner Denver also has agreed to pay Baird a fee of $3 million payable upon delivery of its opinion, regardless of the conclusions reached in its opinion, which fee is creditable against the transaction fee described above.  In addition, Gardner Denver has agreed to reimburse Baird for certain of its expenses and to indemnify Baird against certain liabilities that may arise out of its engagement.  Baird will not receive any other payment of compensation contingent upon the successful completion of the merger.  As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

The first and second sentences of the second full paragraph on page 84 are hereby amended by adding the following bolded and underlined text:

Baird has, in the past, provided investment banking services to Gardner Denver for which Baird received customary compensation.  In May 2017, Baird served as a joint bookrunner in connection with the initial public offering of Gardner Denver’s common stock for which Baird received approximately $1.7 million.  Baird also served as a joint bookrunner in connection with follow on offerings of Gardner Denver’s common stock in November 2017 and May 2018 for which Baird received approximately $0.9 million and $1.5 million, respectively.  Except as provided above, over the past two years, Baird had not provided investment banking or financial advisory services to Gardner Denver or Ingersoll Rand for which Baird received any compensation.  No material relationship between Gardner Denver, Ingersoll Rand or any other party to the merger was mutually understood to be contemplated in which any compensation was intended to be received by Baird other than the transaction fee and opinion fee described in the preceding paragraph.

Supplemental Disclosures in Connection with Amended and Restated 2017 Equity Plan

Annex D – Ingersoll Rand Inc. 2017 Omnibus Incentive Plan

Annex D – Ingersoll Rand Inc. 2017 Omnibus Incentive Plan is hereby amended by deleting the strikethrough text and adding the bolded and underlined text as set forth in Exhibit 99.1 hereto.

Supplemental Disclosures with respect to the Proxy Statement/Prospectus-Information Statement

Calculation of the Merger Consideration

The second full paragraph on page 57-58 is hereby amended by deleting the following strikethrough text and adding the following bolded and underlined text:

For example, solely for illustrative purposes, assume there are ~~210,500,000~~ 210,398,480 shares of Gardner Denver common stock outstanding immediately prior to the effective time of the merger on a fully-diluted, as-converted and as-exercised basis, which is the number of shares of Gardner Denver common stock outstanding as of ~~December 31, 2019~~ January 31, 2020 on that basis. The total shares of Gardner Denver common stock issued pursuant to the Share Issuance would equal the product of (A) ~~210,500,00~~ 210,398,480 multiplied by (B) a fraction, the numerator of which is 50.1% and the denominator of which is 49.9%, which equals ~~211,343,687~~ 211,241,761. On this basis, Gardner Denver would issue to holders of the issued and outstanding shares of Ingersoll Rand Industrial common stock ~~211,343,687~~ 211,241,761 shares of Gardner Denver common stock. Assuming that there are ~~239,596,850~~ 238,401,033 outstanding shares of Ingersoll Rand Industrial common stock and one share of Ingersoll Rand Industrial common stock was distributed for each ordinary share of Ingersoll Rand, the exchange ratio would equal ~~1.0040~~ approximately 0.8861. The actual exchange ratio will depend on the aggregate number of shares of Gardner Denver common stock outstanding on a fully-diluted, as-converted and as-exercised basis and the number of shares of Ingersoll Rand Industrial common stock issued and outstanding, in each case, immediately prior to the effective time of the merger.

Item 9.01	Financial Statements and Exhibits

(d)

Exhibit No.	Description
99.1	Ingersoll Rand Inc. 2017 Omnibus Incentive Plan

Forward-Looking Statements

This communication contains “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll Rand and Gardner Denver. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver’s and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Gardner Denver’s and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and Ingersoll Rand achieving revenue and cost synergies; (8) inability of the combined company and Ingersoll Rand to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand’s and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand’s and Gardner Denver’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, which are available on the SEC’s website at http://www.sec.gov. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand Industrial have filed registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction, which were declared effective by the SEC on January 16, 2020. Gardner Denver has also filed the Proxy Statement/Prospectus-Information Statement, which has been sent to the Gardner Denver stockholders in connection with their vote required in connection with the proposed transaction. Ingersoll Rand shareholders are urged to read the Proxy Statement/Prospectus-Information Statement that is included in the registration statements and any other relevant documents when they become available, and Gardner Denver stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The Proxy Statement/Prospectus-Information Statement and other documents relating to the proposed transaction (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The Proxy Statement/Prospectus-Information Statement and other documents (when they become available) are also available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/ or on Gardner Denver’s website at https://investors.gardnerdenver.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 26, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND U.S. HOLDCO, INC. (Registrant)

Date: February 13, 2020	By:	/s/ Sara Walden Brown
Sara Walden Brown
Assistant Secretary